Division of Corporation Finance

Office of Life Sciences 100 F Street, NE

Washington, D.C. 20549

Attn: Lisa Vanjoske and Mary Mast

January 14, 2020

Form 20-F for the Fiscal Year Ended December 31, 2018

Filed March 8, 2019

File No. 001-31368

Ladies and Gentlemen:

We are responding to the comment letter of the Staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that was conveyed to us on December 20, 2019 with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2018

Financial Statements

Consolidated Statements of Changes in Equity, page F-6

You combine additional paid in capital and retained earnings in your Consolidated Statements of Changes in Equity. Please explain to us how this complies with IFRS. Conceptually, retained earnings represents earnings from your operating activities and not additional paid in capital generated from your capital raising activities. These two activities appear to differ fundamentally in nature and function, as discussed in paragraphs 58 and 78 of IAS 1, which also provides a specific example showing the disaggregation of equity capital into paid-in capital and share premium. In addition, paragraphs 108 and 109 of IAS 1 suggest that capital transactions with owners, such as equity contributions and reacquisition of an entity’s own equity instruments, are wholly distinct from income and expense, including gains and losses, generated from operating activities. We believe that your inclusion of additional paid in capital in retained earnings conflicts with this guidance.

Sanofi Response:

We note the Staff’s comments and will revise our Consolidated Statements of Changes in Equity by incorporating a separate column “Additional paid in capital” in our Form 20-F for the Fiscal Year ended December 31, 2019. An example of the revised Consolidated Statements of Changes in Equity for the fiscal year ended December 31, 2018 is provided below. Accordingly, the comparative period will also be revised.

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Stock options and other share-based payments	Other comprehensive income	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at January 1, 2018	2,508	58	(14)	52,804	3,298	(584)	58,070	169	58,239

First-time application of IFRS 9	—	—	—	839	—	(852)	(13)	—	(13)
Other comprehensive income for the period	—	—	—	(305)	—	1,268	963	(4)	959
Net income for the period	—	—	—	4,306	—	—	4,306	104	4,410

Comprehensive income for the period	—	—	—	4,001	—	1,268	5,269	100	5,369

Dividend paid out of 2017 earnings (€3.03 per share)	—	—	—	(3,773)	—	—	(3,773)	—	(3,773)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(97)	(97)
Share repurchase program	—	—	(1,100)	—	—	—	(1,100)	—	(1,100)
Reduction in share capital	(24)	(213)	880	(643)	—	—	—	—	—
Share-based payment plans:
◆Exercise of stock options	2	57	—	—	—	—	59	—	59
◆Issuance of restricted shares and vesting of existing restricted shares	4	(4)	80	(80)	—	—	—	—	—
◆Employee share ownership plan	5	115	—	—	—	—	120	—	120
◆Proceeds from sale of treasury shares on exercise of stock options	—	—	1	—	—	—	1	—	1
◆Value of services obtained from employees	—	—	—	—	284	—	284	—	284
◆Tax effects of the exercise of stock options	—	—	—	—	14	—	14	—	14
Other changes arising from issuance of restricted shares	—	—	—	13	—	—	13	—	13
Change in non-controlling interests without loss of control	—	—	—	(68)	—	—	(68)	3	(65)
Change in non-controlling interests arising from divestment	—	—	—	—	—	—	—	(16)	(16)

Balance at December 31, 2018	2,495	13	(153)	53,093	3,596	(168)	58,876	159	59,035

In connection with our response to your comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions regarding this matter, please contact me.

By:	/s/ Laurent Gilhodes
Name: Laurent Gilhodes
Title: Head of Group Controlling